3-1-02

02012122

915064

RECD S.E.C.
MAR 8 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

GRUPO MEXICANO DE DESARROLLO, S.A.

(Exact name of registrant as specified in its charter)

MEXICAN DEVELOPMENT GROUP

(Translation of registrant's name into English)

Carretera Mexico-Toluca 4000
Cuajimalpa, D.F. 0500
Mexico
(Address of principal executive office)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

The Report includes the Company's Quarterly Report for the fourth quarter of 2001. This Quarterly Report summarizes the financial information for the quarter which the Company filed with the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) and the Mexican Stock Exchange (*Bolsa Mexicana de Valores*) on February 26, 2002.

2001 FOURTH QUARTER REPORT
GRUPO MEXICANO DE DESARROLLO, S. A.
AND SUBSIDIARIES

3

FINANCIAL HIGHLIGHTS

AS OF DECEMBER 31, 2001 AND 2000
(Stated in thousands of Pesos)
(unaudited)

	QUARTER				YEAR ENDED DECEMBER 31					
	FOURTH		THIRD							
	2001		2001		2001		2001		2000	
	(In thousands of Pesos and U.S.Dollars, except per share amounts) (1) (2)									
Income Statement Information:										
Mexican GAAP:										
Revenues	Ps	92,062	Ps	125,320	Ps	505,530	US$	55,189	Ps	552,085
Operating income (loss)		9,681		13,503		70,498		7,696		33,859
Income (loss) before special items		68,973		41,420		101,323		11,061		(110,641)
Special items		-		-		-		-		(106,414)
Net income (loss)		68,973		41,420		101,323		11,061		(4,227)
Income (loss) per share before special items (3)		1.52		0.92		2.24		0.24		(2.44)
Net income (loss) per share (3)		1.52		0.92		2.24		0.24		(0.09)
U.S. GAAP: (6)										
Revenues	Ps	92,062	Ps	125,320	Ps	505,530	US$	55,189	Ps	552,085
Income (loss) before special items		0,000,000		000,000		000,000		000,000		000,000
Special items		00,000		0,000		0,000		00,000		0,000
Net income (loss)		0,000,000		000,000		000,000		000,000		000,000
Income (loss) per share before special items (3)		000.00		00.00		00.00		0.00		00.00
Net income (loss) per share (3)		000.00		00.00		00.00		0.00		00.00
Balance Sheet Information:										
Mexican GAAP:										
Total short-term debt (4)	Ps	580,000	Ps	699,487	Ps	580,000	US$	63,319	Ps	981,796
Total long-term debt		108,137		126,870		108,137		11,805		13,977
Total stockholders' equity		1,212,234		1,092,173		1,212,234		132,340		1,317,774
U.S. GAAP:										
Total short-term debt (4)	Ps	580,000	Ps	699,487	Ps	580,000	US$	63,319	Ps	981,796
Total long-term debt		108,137		126,870		108,137		11,805		13,977
Total stockholders' equity		851,935		734,343		851,935		93,006		916,685
Other Consolidated Data:										
Mexican GAAP:										
Working capital (5)	Ps	(440,763)	Ps	(408,833)	Ps	(440,863)	US$	(48,129)	Ps	(275,853)
Capital expenditures		1,657		6,634		60,491		6,604		4,579
Interest expense		(20,379)		43,819		152,858		16,688		684,326
Foreign exchange loss (gain)		(14,931)		18,433		(14,952)		(1,632)		(13,450)

(1) Expressed in terms of purchasing power of Mexican Pesos as of December 31, 2001.
(2) Pesos were translated at Ps 9.16 per US dollar, the exchange rate quoted by Banco de México on December 31, 2001.
(3) Based on the following numbers of weighted average shares outstanding: 45,251,640 for the fourth and third quarter ended 2001 and the 2001 year ended.
(4) Total short-term debt includes short-term debt, short-term equipment notes payable, current portion of long-term debt and current portion of long-term equipment notes payable.
(5) Excluding short-term debt and current portion of long-term debt.
(6) At this time we do not have available this information for December 31, 2001.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000
(Stated in thousands of Pesos) (1)
(unaudited)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	Ps 13,885	Ps 18,603
Notes and accounts receivable, net	251,978	338,944
Accounts receivable from associated companies	153,873	313,993
Inventories	28,612	30,925
Prepaid expenses and other	11,619	9,153
Total current assets	459,967	711,618
Investments in toll road concessions	-	53,666
Investments in other concessions	1,049,467	1,008,385
Investments in associated companies and others	919,780	1,178,949
Property, plant and equipment,		
less accumulated depreciation (215,871 in 2001 and 211,263 in 2000)	371,501	346,743
Other assets	486	1,657
Total assets	Ps 2,801,201	Ps 3,301,018

(1) Expressed in terms of the purchasing power of Mexican Pesos as of December 31, 2001.

	December 31, 2001	December 31, 2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Guaranteed notes (Eurobonds) and interest	Ps 34,073	Ps 26,116
Short-term debt and interest	516,343	923,726
Short-term equipment notes payable and interest	29,584	31,954
Advances from customers	19,389	24,600
Accounts payable to associated companies	18,093	24,864
Accounts payable to suppliers	71,759	77,631
Accounts payable and accrued liabilities	755,459	769,327
Income taxes and employee profit sharing	36,130	91,049
Total current liabilities	1,480,830	1,969,267
Long-term debt	108,137	13,977
Total liabilities	1,588,967	1,983,244
Stockholders' equity:		
Capital stock:		
Historical	1,230,217	1,230,217
Restatement	3,737,247	3,737,247
	4,967,464	4,967,464
Contribution for future Capital increases	92,516	92,516
Reacquisition shares reserve	159,604	159,604
Exchange loss translation	(50,673)	(49,918)
Negative goodwill and other	37,036	37,036
Accumulated losses	(3,838,359)	(4,280,078)
Loss on holding non-monetary assets	(515,653)	(9,939)
Minority interest	360,299	401,089
Total stockholders' equity	1,212,234	1,317,774
Total liabilities and stockholders' equity	Ps 2,801,201	Ps 3,301,018

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000
FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2001 AND 2000
AND THIRD QUARTER ENDED SEPTEMBER 30, 2001
(Stated in thousands of Pesos) (1)
(unaudited)

	Year Ended 2001 Ps	%	2000 Ps	%
Revenues from construction	196,700	100	229,121	100
Revenues from water services	308,830	100	322,964	100
Total revenues	505,530	100	552,085	100
Cost of construction	90,941	46	136,229	59
Cost of water services	155,443	50	129,700	40
Total cost	246,384	49	265,929	48
Gross profit	259,146	51	286,156	52
Selling and administrative expenses	188,648	37	252,297	46
Operating income	70,498	14	33,859	6
Other (income) expense, net	(77,328)	(15)	8,059	1
Income before integral cost of financing	147,826	29	25,800	5
Integral cost of financing:				
Interest income	(49,457)	(10)	(313,123)	(57)
Interest expense	152,858	30	684,326	124
Foreign exchange gain, net	(14,952)	(3)	(13,450)	(2)
Gain on monetary position, net	(17,042)	(3)	(235,832)	(43)
Total	71,407	14	121,921	22
Income (loss) before special items provision for income and asset taxes, employee profit sharing and equity in associated companies	76,419	15	(96,121)	(17)
Special items, net	-	-	(106,414)	(19)
Income before provision for income and asset taxes, employee profit sharing and equity in associated companies	76,419	15	10,293	2
Provision for income and asset taxes and employee profit sharing, net	-	-	899	-
Income before equity in associated companies	76,419	15	9,394	2
Equity in income of associated companies	24,904	5	(13,621)	(3)
Net income (loss) for the period	101,323	20	(4,227)	(1)
Net income (loss) per share	2.24		(0.09)	
Weighted average shares outstanding	45,251,640		45,251,640	

(1) Expressed in terms of the purchasing power of Mexican Pesos as of December 31, 2001.

GRUPO MEXICANO DE DESARROLLO
RESULTADOS FINANCIEROS PREVIOS DEL
CUARTO TRIMESTRE DEL AÑO DE 2001

México, D.F. a 26 de febrero de 2002. Grupo Mexicano de Desarrollo, S. A. (BMV: GMD), empresa constructora fundada en 1975, con más de 400 proyectos en el sector, reporta los resultados financieros previos al 31 de diciembre de 2001.

ASPECTOS RELEVANTES.

- Durante el trimestre que terminó el 31 de diciembre de 2001, la empresa disminuyó su deuda Corporativa en Ps 133.1 millones o sea el 25.0% de la misma comparada con el cierre del año de 2000. Durante el año esta deuda disminuyó el 45% (Ps 327.7 millones) para ubicarse al fin del ejercicio en Ps 400.3 millones.

- En el año de 2001, la utilidad operativa fue de Ps 70.5 (US$ 7.7) millones, que representa el 13.9% de los ingresos, reflejando una importante mejoría respecto del 6.1% obtenido el año anterior. Con este nivel de utilidad operativa la empresa genera Flujo de Efectivo suficiente para hacer frente al servicio de su deuda.

- En el mes de noviembre de 2001 dos empresas subsidiarias del Grupo dedicadas al servicio de agua potable y alcantarillado, colocaron exitosamente CPO's por Ps 310.0 millones.

- Durante el trimestre los proyecto en operación continuaron generando flujo de efectivo favorable, lo que les permitió atender con oportunidad todos los compromisos adquiridos.

8

RESULTADOS CUARTO TRIMESTRE 2001.

En el cuarto trimestre de 2001, los ingresos reportaron una disminución del 22.5% para ubicarse en Ps 92.1 (US$ 10.1) millones, en comparación con lo reportado durante el mismo período del año anterior. Esta variación negativa se atribuye al importante atraso del Gobierno Federal en inversiones en proyectos de infraestructura y a la baja del turismo por los eventos del mes de septiembre que afectaron a nuestra subsidiaria Desarrollos Hidráulicos de Cancún. Por lo que concierne al costo de ventas, este representó un 68% de los ingresos en el cuarto trimestre de 2001 comparado con un 54% en el mismo período del año anterior. No obstante esta situación, durante el cuarto trimestre de 2001, GMD reportó una disminución del 73.7% en gastos de Administración y Venta, en relación con el mismo trimestre del año anterior, debido principalmente a cancelación de algunas provisiones que fueron creadas para su reestructura y que finalmente no fueron utilizadas. Lo que le permitió mantener utilidad de operación en el período.

El costo integral de financiamiento fue favorable debido a la disminución de la deuda financiera, lo que permitió generar una utilidad antes de impuestos y partidas extraordinarias de Ps 51.7 (US$ 5.6) millones en este trimestre.

La utilidad neta del periodo fue de Ps 69.0 (US$ 7.5) millones, lo que compara muy favorablemente, con la pérdida neta del año anterior por Ps 7.3 (US$ 0.8) millones.

RESULTADOS PERIODO 2001.

En el año 2001 los ingresos reportaron una disminución del 8.4% respecto del año anterior, al llegar a Ps 505.5 (US$ 55.2) millones, sin embargo la eficiencia operativa alcanzada en los programas de reducción de sus costos y gastos, dio como resultado que se obtuviera una utilidad de operación de Ps 70.5 (US$ 7.7) millones el 13.9% de los ingresos, que compara favorablemente con el 6.1% del año anterior.

La utilidad antes de impuestos y partidas extraordinarias fue de Ps 76.4 (US$ 8.4) millones, originada por la disminución en el costo integral de financiamiento, respecto del año anterior. Esto como consecuencia, de la liquidación de créditos con instituciones financieras.

La utilidad neta del año 2001 fue de Ps 101.3 (US$ 11.1) millones, comparada con la pérdida neta del año anterior por Ps 4.2 (US$ 0.5) millones, lo que muestra la constante mejoría que el Grupo está obteniendo en la explotación de sus proyectos operativos, y el manejo eficiente de sus costos y gastos de operación.

SITUACIÓN FINANCIERA.

Al 31 de diciembre de 2001, la deuda financiera a corto plazo en dólares era de Ps 340.3 (US$ 37.2) millones y en pesos con instituciones de crédito nacionales fue de Ps 176.0 (US$ 19.2) millones, lo que representa una reducción del 44.1% respecto del año anterior. El servicio de esta deuda se esta cubriendo en los plazos que se estipulan en los respectivos contratos.

Del total de la deuda arriba mencionada Ps 224.2 (US$ 24.5) millones corresponden a la empresa subsidiaria Desarrollos Hidráulicos de Cancún, S.A. de C.V., que se están cubriendo con recursos propios de esa empresa.

En consecuencia, GMD se encuentra en una posición financiera sana, lo que le ha permitido afrontar sus obligaciones Corporativas, atender sus Proyectos en Desarrollo e iniciar su participación en nuevas oportunidades de negocio.

COLOCACIÓN DE CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS (CPO's).

El 13 de noviembre de 2001, Ecosys I y Ecosys II, empresas subsidiarias de GMD, realizaron una colocación de (CPO's) por aproximadamente Ps 310.0 millones, que sirvieron para liquidar pasivos de este proyecto, incluyendo Ps 186.0 millones a favor de GMD. Con esta operación la Compañía cubrió aproximadamente el 40% de su deuda financiera corporativa.

Estos pagarés causan intereses equivalentes a una tasa real del 10%, y se están liquidando con flujos del propio proyecto. El primer pago de intereses, se llevó a cabo oportunamente el 13 de febrero de 2002, por un importe de Ps 8.0 (US$ 0.9) millones.

FONDO DE RECOMPRA.

Como parte de la estrategia de la Administración y para dar mayor bursatilidad a la Acción de GMD, se abrió la cuenta para el Fondo de Recompra de Acciones. Durante este trimestre la Acción de GMD obtuvo un incremento del 46.67%, al ubicarse el pasado 22 de febrero en Ps 1.10.

NUEVOS PROYECTOS.

GMD planea en el corto plazo iniciar en asociación con Vivimex, empresa dedicada al desarrollo de vivienda, un proyecto que se ubicaría en terrenos propiedad de una de sus filiales, que generaría para GMD Ps 17.0 millones en un plazo estimado de 12 meses, y la oportunidad de incursionar en este ramo, en donde la expectativa de crecimiento para los próximos años sin duda será importante.

OPERACIÓN DE LOS PROYECTOS ESTRATÉGICOS

Carretera Atizapan – Venta de Carpio y Ramales a Huehuetoca y Ecatepec.

A la fecha se han efectuado en esta concesión, trabajos de obra civil, proyecto ejecutivo y estudios varios, que alcanzan un importe invertido cercano a los US$ 30.0 millones. A fines de 2001 se contrató a la empresa norteamericana Louis Berger Inc., para realizar nuevamente los estudios de aforo que permitirán actualizar los estudios de viabilidad del proyecto, requisito solicitado por la empresa Canadian Capital Investments, con la que se tiene una Carta de Intención, para la obtención del financiamiento requerido para su ejecución.

El Gobierno del Estado de México, presentó en el mes de diciembre de 2001, una solicitud de Revocación del Título de Concesión, ya que en su opinión existen incumplimientos a algunas de las condiciones del mismo. GMD ha iniciado las gestiones administrativas para revertir la revocación y actualmente se encuentran en etapa de revisión los recursos presentados. En opinión de la Administración de la Empresa y de sus Asesores Legales, los resultados le serán favorables. Sin

//

embargo, de no proceder nuestros argumentos, el Gobierno del Estado de México tendría que rembolsar la inversión que a la fecha lleva realizada la empresa.

Desarrollo Turístico Punta Diamante.

Ubicado al sur de Acapulco, Guerrero, este desarrollo contempla la construcción de una Marina Turística de 130 posiciones de atraque, un Campo de Golf y diversos Desarrollos Inmobiliarios Unifamiliares, Condominiales y Hoteleros. A la fecha, se están preparando los paquetes de inversión con los que se espera invitar a participar a nuevos Socios que aporten capital de riesgo y a Instituciones Financieras.

GMD tuvo a cargo la construcción de la infraestructura básica de este Desarrollo Turístico la cual esta prácticamente terminada con una inversión total de aproximadamente US$ 20.0 millones.

También se encuentran prácticamente terminados los Estudios de Impacto Ambiental y ya se cuenta con la lotificación de los terrenos en la zona denominada "El Remanso", con lo que está próxima a iniciarse la comercialización de dicha sección, que le proporcionará los primeros recursos a este proyecto.

Terminal de Carbón de Petacalco.

En el año de 2001 se recibieron un total de 14 barcos tipo "Cape Size" con 120,000 toneladas de carbón cada uno, provenientes de Australia, Rusia y China; todas las embarcaciones se descargaron dentro de los plazos contractuales, el último de ellos se atendió en 75 horas, 15 menos que el máximo establecido en el contrato.

Para 2002 se estima recibir alrededor de 5.0 millones de toneladas de carbón, lo que representa un promedio de 4 barcos mensuales; por otra parte, se enviarían al patio de almacenamiento, a la Central Termoeléctrica, aproximadamente 4.5 millones de toneladas.

Un accionista de control otorgó préstamos a la GMD, que fueron garantizados con una prenda en segundo lugar sobre las acciones de su propiedad en este proyecto y existía la intención de liquidar este pasivo mediante la ejecución de la garantía. Actualmente se busca otros medios que le permitan liquidar la deuda con su accionista y así continuar en posesión de este proyecto.

Desarrollos Hidráulicos de Cancún S.A. de C.V. (DHC).

Desde que se inició la operación de esta concesión en enero de 1994, Aguakán, empresa operadora del sistema, ha logrado importantes mejoras en sus niveles de cobertura y eficiencia. Actualmente el 100% de la población de los municipios de Benito Juárez e Isla Mujeres cuentan con servicio de agua potable.

A la fecha se ha cumplido con las principales condiciones establecidas en el Título de Concesión, y se está negociando la adecuación de las tarifas conforme a dicho Título, de manera tal que no se disminuya el ritmo de las inversiones en este importante sistema integral de agua.

Terminal de Carga de Altamira.

En el año de 2001, se operaron 1,331,000 toneladas, superando las cifras del año anterior en un 22% por lo que respecta a volumen y en un 37% en los ingresos. Con estas cifras la Terminal, movió el mayor volumen de carga en el Puerto de Altamira durante el 2001.

A pesar de la desaceleración económica de Estados Unidos y de México, para el año de 2002, se espera manejar un aumento del 20% en las toneladas operadas o sea, 1,583,000 toneladas.

El 14 de febrero de 2002, se firmó con Bancomext un crédito por US$ 714,000 dólares el cual será utilizado para realizar mejoras en la Terminal portuaria (Dragado para recibir embarcaciones de mayor calado, ampliación de los patios de almacenamiento, espuela adicional para ferrocarril y sistemas contra polvos). Con respecto al préstamo original otorgado por la misma Institución, con importe de US$ 6.4 millones, se continúa cumpliendo oportunamente con la liquidación del mismo. El saldo a la fecha es de US$ 3.5 millones.

BACKLOG.

Al 31 de diciembre de 2001, el backlog ajustado asciende a la cantidad de Ps 8,056.2 (US$ 879.5) millones, un 0.31% arriba de lo reportado al año anterior. Incluye proyectos en: Autopistas Concesionadas, Transportación Masiva y Servicios de Agua, principalmente.

TRANSLATION

GRUPO MEXICANO DE DESARROLLO
REPORT OF FINANCIAL RESULTS
FOR THE FOURTH QUARTER OF 2001

Mexico City, February 26, 2002 – Grupo Mexicano de Desarrollo, S.A. (GMD), a construction company founded in 1975, with over 400 projects in the sector, announced its financial results for fourth quarter ended December 31, 2001.

HIGHLIGHTS

- During the quarter ended December 31, 2001, the company reduced its corporate debt by Ps133.1 million, or 25%, compared to the end of the last fiscal year. During the fiscal year 2001, the company reduced its corporate debt by 45% (Ps327.7 million) to close the year with Ps400.3 million in debt.

- During 2001, operating profits were Ps70.5 (US$7.7) million, representing 13.9% of income. This reflects a significant improvement over the 6.1% margin in the previous fiscal year. This level of operating profits is sufficient for the company to service its debt.

- In November 2001, two subsidiaries of GMD dedicated to water services successfully placed OCP's for Ps310.0 million.

- During the quarter, the company's operating projects continued to generate positive cash flow, which permitted it to timely satisfy its obligations.

RESULTS OF OPERATIONS FOR THE FOURTH QUARTER OF 2001

In the fourth quarter of 2001, revenues decreased by 22.5% to Ps92.1 (US$10.1) million, compared to the amount reported for the same period in 2000. The decrease is due to a significant reduction by the government in infrastructure investment and the reduction in tourism after the events in September, which affected our subsidiary, Desarrollos Hidraulicos de Cancun.

Costs of sales were 68% of revenues for the fourth quarter of 2001, compared to 54% for the same period of 2000. Notwithstanding, GMD reported a reduction of 73.7% in selling and administrative expenses for the fourth quarter of 2001, compared with the same period of 2000. This reduction is primarily due to the cancellation of certain provisions that had been created for the company's restructuring but which were not used. This permitted the company to maintain an operating profit for the quarter.

Integral cost of financing was positive due to the reduction in the company's debt , which permitted us to generate a profit before taxes and special items of Ps51.7 (US$5.6) million during the quarter.

Net profit for the quarter was Ps69.0 (US$7.5) million, compared to a net loss of Ps7.3 (US$0.8) million for the same period in 2000.

RESULTS OF OPERATIONS FOR 2001

During the fiscal year 2001, revenues decreased by 8.4% compared with 2000, to Ps505.5 (US$55.2) million. However, operating efficiency achieved as a result of cost reduction efforts resulted in our obtaining an operating profit of Ps70.5 (US$7.7) million, which represented 13.9% of revenues. This was an improvement over our 6.1% margin for 2000.

Profits before taxes and special items were Ps76.4 (US$8.4) million, resulting from the decrease in integral financing costs compared to 2000. The decrease in financing costs were the result of paying off loans with credit institutions.

Net profits for 2001 were Ps101.3 (US$11.1) million, compared to a net loss for 2000 of Ps4.2 (US$0.5) million, which demonstrates the constant improvement that GMD is making in the development of its operating projects, as well as the efficient management of operating costs and expenses.

FINANCIAL DEBT

As of December 31, 2001, the company's short-term Dollar-denominated financial debt was Ps340.3 (US$37.2) million. The company's debt in pesos with Mexican financial institutions was Ps176.0 (US$19.2) million, which represents a reduction of 44.1% compared to 2000. We are servicing this debt in accordance with the terms of the respective loan agreements.

Of the total debt mentioned above, Ps224.2 (US$24.5) million corresponds to the subsidiary Desarrollos Hidraulicos de Cancun, S.A. de C.V., which the company is servicing with its own resources.

As a result, GMD is in good financial condition, permitting it to comply with its obligations, follow its projects in development, and begin participating in new business opportunities.

PLACEMENT OF ORDINARY CERTIFICATES OF PARTICIPATION (OCPs)

On November 13, 2001, Ecosys I and Ecosys II, both subsidiaries of GMD, placed OCPs for approximately Ps310.0 million, which was used to repay liabilities of the project, including a debt of Ps186.0 million to GMD. This transaction allowed the company to cover approximately 40% of its corporate debt.

These promissory notes bear interest at a real rate of 10%, and will be paid with the cash flow of the project. The first interest payment in the amount of Ps8.0 (US$0.9) million was made timely on February 13, 2002.

REPURCHASE FUND

As part of our management's strategy and to increase liquidity of GMD's shares, the company opened an account for a Share Repurchase Fund. During the quarter, GMD's share price increased 46.67%, reaching Ps1.10 on February 22.

NEW PROJECTS

GMD plans to enter into a joint venture in the short term with Vivimex, a housing development company, for a project to be located on lots that are owned by one of its affiliates. This project should generate Ps17 million for GMD over a 12-month period, and provide the opportunity to enter into this business in which much growth is expected over the next few years.

OPERATION OF STRATEGIC PROJECTS

Atizapan – Venta de Carpio y Ramales a Huehuetoca y Ecatepec

The company has so far conducted construction work on this project, prepared an executive plan and completed various studies, for a total investment of around US$30.0 million. At the end of 2001, the company contracted with an American company called Louis Berger Inc., to redo project appraisals, which will permit us to carry out project viability studies. These viability studies are required by Canadian Capital Investments, with which we entered into a letter of intent for financing to carry out the project.

In December 2001, the government of the State of Mexico presented us with a request for Revocation of the Concession, since the government was of the opinion that GMD had not complied with some of the concession's conditions. GMD has taken administrative steps to stop the revocation and the arguments we presented are currently under review. In the opinion of GMD and its legal advisors, the results will be favorable. However, if our arguments are not successful, the government of the State of Mexico will have to reimburse us for the investment we have made so far.

Punta Diamante Tourist Development

This is a residential tourist development located south of Acapulco in the State of Guerrero, and includes plans to construct a tourist marina with 130 docking spots, a golf course and various single family real estate developments, condominiums and hotels. At this point, we are preparing investment packets with the hope of attracting financial institutions and new partners that would contribute risk capital.

GMD was responsible for the construction of basic infrastructure for this tourist development, which is practically complete with a total investment of approximately US$20 million.

The Environmental Impact Studies are also almost complete and the division of lots has been done for the "El Remanso" section. This section is almost ready for sales, which will result in the first resources generated on this project.

Petacalco Coal Terminal

During 2001, this terminal received a total of 14 "Cape Size" ships with 120,000 tons of coal each, coming from Australia, Russia and China. All of the ships unloaded their cargo within the contractual periods, with the last ship unloading in 75 hours, or 15 hours less than the maximum established in the contract.

For 2002, the terminal is estimated to receive 5.0 million tons of coal, which represents an average of 4 ships a month. The ships will send approximately 4.5 million tons of coal to the storage yard at the thermoelectric plant.

One of our controlling shareholders has granted loans to GMD, which were guaranteed with a second-priority lien on the shares GMD holds in this project. There is an intention to liquidate this liability by execution of the guaranty. GMD is currently considering other possibilities for repaying the loans to its shareholder in order to maintain its shares in the project.

Desarrollos Hidraulicos de Cancun, S.A. de C.V. (DHC)

Since this concessioned project began operations in January 1994, Aguakan, the operator of the project, has achieved important improvements in its level of coverage and efficiency. One hundred percent of the population of the localities of Benito Juarez and Isla Mujeres currently have drinking water.

DHC has so far complied with the principal conditions of the concession agreement. It is currently negotiating an adjustment to the tariff rates in accordance with the concession so as to avoid any decrease in the rhythm of investments in this important integral water system.

Altamira Port Terminal

The terminal handled 1,331,000 tons during 2001, or 22% more than the amount handled during 2000 in terms of volume, and 37% more in terms of revenues. With these numbers, the terminal handled the largest volume of cargo in the Altamira Port during 2001.

In spite of the economic slowdown in the United States and in Mexico, the terminal is estimated to handle 20% more cargo in 2002, or 1,583,000 tons.

On February 14, 2002, we entered into a loan agreement with Bancomext for US$714,000, which we will use to make improvements to the port terminal (Dredging to receive larger ships, expansion of storage yards, improvements to rail tracks and dust control systems). We also continue to timely service the original loan this institution granted us in the amount of US$6.4 million. The current balance on that loan is US$3.5 million.

BACKLOG

As of December 31, 2001, adjusted backlog amounted to Ps8.0562 billion (US$879.5 million), which was 0.31% above the amount reported for the same period in 2000. The principal projects that this backlog includes are concessioned toll roads, mass transportation and water services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO MEXICANO DE DESARROLLO, S.A.

Date: March 8, 2002

By: ______________________
Name: José Luis Olvera Caballero
Title: Chief Financial Officer